January 26, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-50795

Dear Mr. Rosenberg:

This letter is submitted in response to the follow-up comment you communicated via phone call on December 28, 2011 in response to our written response dated November 21, 2011 to the comments contained in your letter dated October 25, 2011 concerning the above-referenced filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill and other intangible assets, page 34

The SEC stated that it is unclear why the quoted market price of our common stock is not the best evidence of fair value of the reporting unit. The SEC considers the frequency and volume of our stock to be an active market. As such, please explain how the use of a discounted cash flow model is consistent with ASC 350-20-35-22 through 35-24 in satisfying Step 1 of the impairment test.

Response:

Management does not believe that market capitalization is the best evidence of the fair value of the Company. Key factors contributing to the belief that there is a disconnect between the fair value and its market cap are as follows:

•

There is limited information on the Company available to investors. Since management does not hold investor calls and the Company is not followed by any security analysts, investors do not have the level of information available on more actively traded companies. As a result, investors may be unable to accurately assess the market value of the Company’s stock.

An example of the fact that the Company’s news may not be fully embodied in its stock price came in September 2010 when the Company announced a new CEO around noon CDT and then no shares traded the remainder of the day. Additionally, only 700 shares were traded the three days following this announcement.

•

The Company is controlled by a single shareholder. As a result, the normal checks and balances that public stock market investors can rely on when ownership is more diverse are not there. Thus, the public market price for our Company’s stock reflects a higher minority discount than is typical for most public companies.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

January 26, 2012

•

The Company has exceptionally low trading volume. Three shareholders own approximately 66.4% of the outstanding common shares of the Company. In the fourth quarter of 2010, there were 16 trading days that the Company’s stock never traded. This represented 25% of the trading days in the fourth quarter. In addition, the average daily trading volume was 3,873 shares, which was 0.025% of all shares outstanding. Trades involving relatively small numbers of shares may impact the market price. In the fourth quarter of 2010, the daily close price moved by more than 5% on three occasions. During those days, the total volume was 2,000, 6,400 and 10,200 shares. Only for 3 out of 64 trading days for the fourth quarter did volume exceed 0.1% of shares outstanding. As a result, investors may not be able to trade in and out of the stock freely without the risk that the transactions would cause a significant change in price of the stock. Investors may compensate for this by building a discount in the stock price for the lack of liquidity.

ASC 350-20-35-22 states that …”the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.”

In a December 2008 speech by SEC staff from the Office of the Chief Accountant, it was noted that evaluating goodwill under the current market conditions that have existed for the past couple of years is more challenging due to market declines that indicate a potential impairment exists. The accounting rules do not require that goodwill be marked to market (or to market capitalization). The staff noted that an entity might derive substantial value from the ability to obtain control, indicating that market capitalization may not fully capture the fair value of an entity.

It is management’s belief that the current market displacement in the overall market has caused the Company’s stock price to decrease disproportionately relative to the fair value of the Company’s business. We believe this phenomenon was exaggerated for the Company as a result of all the factors previously mentioned.

Further, management believes that the Company’s stock price does not adequately reflect the Company’s fair value as the price does not give consideration to 1) the broad cyclical nature of the insurance industry; 2) the anticipated affects of hardening market conditions on earnings; and 3) the present value of forecasted cash flows. These factors would be taken more into consideration in certain of the other valuation techniques, such as discounted cash flows, industry transactions and peer market data.

In conclusion, management did consider the Company’s market capitalization as one input in estimating the Company’s fair value, in addition to other market approaches and the income approach based on discounted forecasted net cash flows. For the reasons stated above, management assigned no weighting to the market capitalization of the Company. Fair value was estimated using an average of a market approach based on peer company data and an income approach, which exceeded the book equity of the Company as of December 31, 2010, indicating no goodwill impairment.

While the Company is still closing the 2011 books, the Company anticipates recognizing based on the year-end actuarial analysis adverse prior period development on loss reserves in the fourth quarter. Due to the loss development, the Company will be revising its five-year forecast and performing an updated discounted cash flow model to assess recoverability of recorded goodwill as of December 31, 2011. Based on current premium production trends, the Company believes it may not pass step one of the goodwill impairment test. If that is the case, the Company will be performing the step two analysis to determine the amount of goodwill impairment to be recognized at December 31, 2011.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

January 26, 2012

*******

The Company specifically acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned directly at 630.560.7205.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure
Executive Vice President and
Chief Financial Officer